                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                          BA MERCHANT SERVICES, INC.
________________________________________________________________________________
                               (Name of Issuer)


                             CLASS A COMMON STOCK
________________________________________________________________________________
                         (Title of Class of Securities)


                                  055239-10-7
        _______________________________________________________________
                                (CUSIP Number)

                           James W. Kiser, Secretary
            Bank of America National Trust and Savings Association
                       555 California Street, 6th Floor
                        San Francisco, California 94104
                                (415) 622-2091
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                With a copy to:
          Paul J. Polking                          Rodney R. Peck
          General Counsel                          Pillsbury Madison & Sutro LLP
          BankAmerica Corporation                  P.O. Box 7880
          100 North Tryon Street                   San Francisco, CA 94120
          Charlotte, North Carolina 28255          (415) 983-1000
          (704) 386-5000


                               December 22, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (CONTINUED ON FOLLOWING PAGE(S))

                               Page 1 of 8 Pages

===============================================================================

                                 SCHEDULE 13D
-----------------------
 CUSIP NO. 055239-10-7
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

      BankAmerica Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC, OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 (see Item 4)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          32,400,000 (see Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 (see Item 4)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          32,400,000 (see Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      32,400,000 (see Item 4)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      66.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      HC, CO
------------------------------------------------------------------------------

                               Page 2 of 8 Pages

===============================================================================

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 055239-10-7
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

      Bank of America National Trust and Savings Association
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC, OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 (see Item 4)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          32,400,000 (see Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 (see Item 4)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          32,400,000 (see Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      32,400,000 (see Item 4)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      66.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      BK
------------------------------------------------------------------------------

                               Page 3 of 8 Pages

     This Amendment No. 1 to Schedule 13D is being filed jointly by Bank of America National Trust and Savings Association and BankAmerica Corporation, under Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended.

                        Amendment No. 1 to Schedule 13D

     The Reporting Persons, Bank of America National Trust and Savings Association ("Bank of America") and BankAmerica Corporation ("BankAmerica"), hereby amend and supplement the Schedule 13D filed on October 30, 1998 (the "Original Statement") with regard to BA Merchant Services, Inc. (the "Issuer") for the purpose of amending Item 4 of the Original Statement.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 of the Original Statement is hereby amended and restated in its entirety to read as follows:

     On December 22, 1998, BankAmerica and the Issuer announced the signing of a definitive merger agreement, pursuant to which each outstanding share of the Issuer's common stock other than the shares owned by BankAmerica and its affiliates will be converted into the right to receive a cash payment equal to $20.50 per share, without interest (the "Merger"). Upon consummation of the Merger, the Issuer will become a wholly owned subsidiary of Bank of America.

     The Merger was approved by the Board of Directors of BankAmerica and by the Board of Directors of the Issuer. The Board of Directors of the Issuer took such action in accordance with the recommendation of a Special Committee of such Board, which consists of Messrs. Donald R. Dixon, William E. Fisher and Hatim Tyabji, members of the Board of Directors of the Issuer who are independent of BankAmerica and its affiliates (the "Special Committee"). The Special Committee was established to review and evaluate the advisability of a previous proposal made by BankAmerica on October 22, 1998 and was advised by an independent financial advisor, Credit Suisse First Boston Corporation, and independent legal counsel.

     Consummation of the Merger is subject to the receipt of the approval of the holders of a majority of the outstanding shares of common stock of the Issuer and the satisfaction of certain other conditions. BankAmerica currently owns 66.6% of the economic interest and 95.2% of the voting power of the Issuer's common stock and has agreed to vote its shares in favor of the Merger. See
Item 5.

     The Issuer and BankAmerica have entered into a Memorandum of Understanding with counsel to the plaintiffs in three separate cases filed in Delaware purportedly on behalf of holders of Class A Common Stock of the Issuer. The Memorandum of Understanding sets forth terms for a proposed settlement of such cases. Any settlement is subject to final documentation and court approval. Neither the Issuer nor BankAmerica admits any liability by entering into such Memorandum of Understanding.

     Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time. Except as set forth in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

                               Page 4 of 8 Pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1:  Press Release dated December 22, 1998.

                               Page 5 of 8 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  December 22, 1998.

                                   BANKAMERICA CORPORATION


                                   By   /s/ Barry L. Pyle
                                      ------------------------
                                            Barry L. Pyle
                                      Executive Vice President



                                   BANK OF AMERICA NATIONAL TRUST AND
                                   SAVINGS ASSOCIATION


                                   By   /s/ Barry L. Pyle
                                      ------------------------
                                            Barry L. Pyle
                                      Executive Vice President

                               Page 6 of 8 Pages